EXHIBIT 20

                                                               Immediate
                                                          Gerald J. Sweda
                                                           (414) 636-1361

MODINE BOARD
PROMOTES TOP EXECUTIVES

     RACINE, Wis., Oct. 16, 1996 -- The Modine Manufacturing Company Board of Directors has promoted Richard T. Savage to chairman and chief executive officer, Donald R. Johnson to president and chief operating officer, and Anthony C. DeVuono to vice president, technical services.

     Savage, president and CEO since January 1991, joined Modine in 1970 as an assistant operations manager. He advanced to division controller of the Automotive and Industrial Division in 1972 and was named manager of the Emporia, Kansas, plant in 1973. He advanced to operations manager in 1977, became general manager of the Original Equipment Division in 1981, and was later elected vice president and general manager of the division.
In 1983, he was named group vice president, original equipment, and in 1989, president and chief operating officer.

     Before he joined Modine, Savage worked for General Motors Corporation. Also, from 1979 to 1981, he was with Blackstone Corporation as vice president, manufacturing. He was born on Oct. 5, 1938, and received his B.S. degree in accounting from Ohio State University in 1961.

     Johnson, executive vice president, operations, since March 1994, joined Modine in 1978 as plant manager of the company's McHenry, Illinois, facility. In 1982, he was named operations manager, Automotive Division, advancing to general manager in 1987. He was elected a company officer in 1988 as vice president and general manager of the Automotive Division. In 1990, he was named group vice president, highway products.

     Prior to Modine, Johnson was vice president of Coachman in Elkhart, Indiana. He has also served in general management positions at several divisions of Wehr Corporation. Born on Dec. 17, 1941, he received his B.S.B.A. from Pittsburg State University in Pittsburg, Kansas, in 1965.

     DeVuono joined Modine on March 4, 1996, as director, technical services. Before joining Modine, he was a staff scientist at the Lawrence Berkeley National Laboratory of the University of California. Prior to that, he spent 10 years with Battelle Memorial Institute in Columbus, Ohio, as a principal research scientist, and also has previous affiliations with the teaching faculties of Ohio State University and the University of Illinois. Born on June 16, 1949, DeVuono earned a B.S. degree in mechanical engineering in 1977, and M.S. and Ph.D. degrees in nuclear engineering in 1979 and 1983, respectively, at Ohio State University.

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